SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer ID (CNPJ/MF): 33.042.730/0001 -04

     COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) hereby informs its shareholders and the public in general that it has adhered to the tax installment repayment programs provided for by Law 11941/09 and Provisional Measure (“Medida Provisória”) 470/09 - Installment Repayment Programs.

     Management’s decision took into account matters which had already been resolved by the superior courts, as well as the opinion of the Company’s internal and external legal advisors regarding the chances of success in ongoing legal disputes.

     Certain aspects of the Installment Repayment Programs are still subject to approval by the respective authorities, which should occur as of 2010.

     In addition, as part of its adherence to the Installment Repayment Programs, the Company has settled judicial and administrative claims related to the benefits of IPI (federal VAT) Premium tax credits on export transactions and to the right to IPI tax credits on purchases of raw materials subject to a zero tax rate and non-taxable.

     Management believes that adherence to the Installment Repayment Programs represents an important step towards the resolution of the Company’s judicial disputes, which should bring short-, medium- and long-term benefits for CSN.

Rio de Janeiro, December 8, 2009

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.